March 16, 2010

FILED VIA EDGAR

Ms. Valerie Lithotomos
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Legg Mason Global Asset Management Trust: Post-Effective Amendment No. 3
(File Nos. 333-162441; 811-22338; CIK: 0001474103)
Application for Withdrawal of Post-Effective Amendment No. 3 on Form N-1A:
Form Type: 485APOS; Accession Number: 0000898432-10-000370

Dear Ms. Lithotomos:

Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), on behalf of Legg Mason Global Asset Management Trust (“Registrant”) (CIK: 0001474103), we respectfully withdraw Form Type: 485APOS; Accession Number: 0000898432-10-000370 which was submitted on March 15, 2010 and accepted on March 15, 2010 pursuant to Rule 485(a) under the 1933 Act.  The filing was inadvertently transmitted with extraneous series and class identifiers and a new filing has been made with the correct series and class identifiers.

If you have any questions regarding this filing, please contact Michelle Mesack at 202-778-9405 or Arthur C. Delibert at 202-778-9042.

Sincerely,

/s/ Arthur C. Delibert
Arthur C. Delibert